Exhibit 99.2

FISCAL YEAR 2023 EARNINGS CALL Global Mofy Metaverse Nasdaq : GMM Feb 1 , 2024 COPYRIGHT© GLOBAL MOFY, All RIGHTS RESERVED.

Certain statements in this presentation constitute “forward - looking statements . ” These forward - looking statements about estimated financial performance and sales performance and activity, among others, and can identified by terminology such as “will”, “expects”, “anticipates” ,“future”, “intends”, “plans”, “believes”, “estimates” statements. Statements that are not historical statements are forward - looking statements . Forward - looking inherent risks and uncertainties that could cause actual results to differ materially from those projected or but not limited to, our ability to continue to implement our business model successfully; our ability to secure for our project development; general economic conditions, natural catastrophic events, epidemics, and public health crises that impact the metaverse industry; changes or difficulties in our relationships with our major customers; changes or difficulties in our relationships with our major suppliers; competition in metaverse and digital entertainment industry and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20 - F for the year ended Sep 30 , 2023. Except as required by law, we undertake no obligation to update or review publicly any forward - looking statements, whether as a result of new information, future events or otherwise after the date on which the statement is made. Fiscal Year 2023 EARNINGS Safe Harbor/Forward - Looking Statements 0

Fiscal Year 2023 EARNINGS About Us • We are a technology solutions provider engaged in virtual content production and digital assets development for the metaverse industry. • Utilizing our proprietary “ Mofy Lab ” technology platform which consists of cutting - edge three - dimensional (“3D”) rebuilt technology and artificial intelligence (“AI”) interactive technology, we are able to create 3D high - definition (4k Resolution) virtual version of a wide range of physical world objects such as human, animal and scenes which can be used in different applications. • According to the industry datasheet generated by Frost & Sullivan, we believe we are one of the leading digital asset banks in China, which consists of more than 30,000 high precision 3D digital assets. • We primarily operate in two lines of business (i) Virtual technology service and (ii) Digital asset development and others .

Fiscal Year 2023 Highlights • Record Revenues of $26.9 million , up 56.4% from year ago, the highest revenue in company’s history. • Gross profit and net income both reached historical high of $14.5 million and $6.6 million , respectively; with a 54% gross margin. • Successfully completed our initial public offering with $6 million in October 2023. • 3D digital assets has increased from more than 7,000 in 2021 to more than 30,000 in fiscal year 2023. Fiscal Year 2023 EARNINGS

$26.9 Million Revenue (+56.4% from FY 2022) 53.9% Gross Margin (Compared to 23.9% from FY 2022) Fiscal Year 2023 EARNINGS (in $ millions; differences due to rounding) 17.2 4.1 - 0.3 26.9 14.5 6.6 Financial Information

72.6% Gross Margin for 3D Digital Asset Development and others 42.8% Revenue from 3D Digital Asset Development and others (Compared to 23.4% from FY 2022) Fiscal Year 2023 EARNINGS (in $ millions; differences due to rounding) 12.5 0.6 2.8 15.4 0 7.5 Revenues

Intangible Asset (Compared to $0 from FY 2022) Fiscal Year 2023 EARNINGS (in $ millions; differences due to rounding) 1.1 0 2.1 10.4 6.5 3.3 Balance Sheet $10.4 Million Cash (+818.86% from FY 2022) $6.5 Million 0

(Compared to $3.2 Million from FY 2022) Fiscal Year 2023 EARNINGS (in $ millions; differences due to rounding) 0.15 1.0 3.2 0.29 3.0 3.5 Operating Expenses $6.9 Million Operating Expense (Compared to $4.4 Million from FY 2022) $3.5 Million Research and Development 0 1 2 3

Major Growth Drivers in China • “In August 2023, five departments including the Ministry of Industry and Information Technology, the Ministry of Education, the Ministry of Culture and Tourism, the State - owned Assets Supervision and Administration Commission of the State Council, and the State Administration of Radio and Television jointly issued the " Three - Year Action Plan for the Innovation and Development of Metaverse Industry (2023 - 2025) ". It is proposed that by 2025, the Metaverse industry will achieve breakthroughs in technology, application, and governance, and its comprehensive strength will reach the world's advanced level. • In addition, according to the " Metaverse White Paper (2023) " jointly released by the China Academy of Information and Communications Technology and the Virtual Reality and Metaverse Industry Alliance, it is predicted that in 2024, the Metaverse will usher in its first upgrade and become a medium - sized platform in the front - end experience layer. The key span of time from the human terminal to the 3D immersive audio - visual layer. Fiscal Year 2023 EARNINGS

Metaverse Market Fiscal Year 2023 EARNINGS Source: Statista Market Insights (Oct 2023) • The Metaverse market is projected to reach a value of US$74.4 billion in 2024. • This market is expected to grow at an annual growth rate (CAGR 2024 - 2030) of 37.73%, resulting in a projected market volume of US$507.8 billion by 2030.

Recent Developments Fiscal Year 2023 EARNINGS • On January 03, 2024 , the Company announced that it closed its follow - on offering of $10 million with institutional investors. • On January 04, 2024 , the Company announced the registration of its subsidiary, Global Mofy Technology LLC, in California, the United States, aiming to expand its virtual content production business overseas , and to delve into the overseas digital entertainment markets. • On January 11, 2024 , the Company announced its strategic investment in MERAEDU, marking its entrance into the vocational education sector. The RMB 8 million funding round was led by the Anji County Government Industrial Guidance Fund, with Global Mofy Metaverse as a co - investor.

Q&A with our Management Team Fiscal Year 2023 EARNINGS Haogang Yang Chief Executive Officer Wenjun Jiang Chief Technology Officer Chen Chen Chief Financial Officer